December 10, 2025	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, D.C. 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”) Post-Effective Amendment No. 20 to Registration Statement on Form N-1A (Tortoise Nuclear Renaissance ETF) File No. 333-281744

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission to Vedder Price P.C. on December 9, 2025 and December 10, 2025 with respect to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A filed on September 26, 2025 (“PEA No. 20”) for Tortoise Nuclear Renaissance ETF (the “Fund”), a series of the Registrant. Any capitalized terms used but not defined herein have the same meanings as given to them in PEA No. 20.

1.	Comment: With respect to the 80% Policy, please revise the policy to more clearly show a meaningful nexus between portfolio companies and the focus suggested by the name.

Response: The Registrant has revised the 80% policy as set forth in Exhibit A.

2.	Comment: Please describe how the Registrant determines that a company has primary business operations in Nuclear Industries.

Response: The Registrant has added the following sentence to the Item 9 disclosure:

A business operation generally will be considered a primary activity of the company if the company holds itself out as primarily engaging in that activity, has a majority of assets dedicated to that activity or has announced a strategic focus on that activity.

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U.S. Securities and Exchange Commission

December 10, 2025

Please contact the undersigned at 312-609-7661 or deades@vedderprice.com if you have any questions.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades, Shareholder

U.S. Securities and Exchange Commission

December 10, 2025

Exhibit A

The Fund seeks to achieve its objective by investing in companies across the nuclear energy value chain. The Adviser believes that the global focus on decarbonization and energy security will result in a resurgence in the growth of the nuclear energy and technology sector. The Fund seeks to invest in companies that the Adviser believes will benefit from the resurgence in the growth of the nuclear energy and technology sector.

Under normal circumstances, the Fund will invest at least 80% of its total assets (including assets obtained through borrowings for investment purposes) in securities of (i) companies that the Adviser believes are expected to derive at least 50% of their revenues from activities in Nuclear Industries; (ii) companies that have primary business operations in the business activities associated with the Nuclear Industries but that do not currently generate net revenues; and (iii) companies with less than 50% of revenues currently derived from activities in the Nuclear Industries but that have publicly disclosed nuclear energy as a strategic focus area and are committing significant capital expenditures (more than 20%) to activities in the Nuclear Industries. “Nuclear Industries” include (i) uranium mining and milling, (ii) reactor design and construction, and/or (iii) operation and maintenance of nuclear reactors. The uranium mining and milling industry covers the entire upstream fuel-supply chain from extracting uranium ore to delivering finished reactor fuel assemblies. The reactor design and construction industry includes companies that engineer, design and build nuclear reactor technologies and intellectual property, manufacture large-scale components for nuclear reactors (like pressure vessels and steam generators), and companies that manage end-to-end project delivery including engineering, procurement of specialist equipment, and onsite construction. The operation and maintenance industry includes companies that own and operate nuclear reactors day-to-day, as well as the service companies that supply spare parts, handle refueling outages, perform inspections, and carry out upgrades and long-term maintenance.